Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 24, 2026

Registration Statement No. 333-295908

Supplementing the Prospectus Supplement and Prospectus, each dated May 14, 2026

John Deere Capital Corporation

$300 million 4.400% Senior Notes Due June 15, 2029

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A1 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series J
Issue Size:	$300 million
Trade Date:	June 24, 2026
Settlement Date (T+2):	June 26, 2026
Maturity Date:	June 15, 2029
Benchmark Treasury:	4.125% due June 15, 2029
Benchmark Treasury Yield and Price:	4.137%; 99-30⅞
Spread to Treasury:	+28 basis points
Reoffer Yield:	4.417%
Coupon:	4.400%
Coupon Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2026 (short first coupon) and ending on the Maturity Date.
Day Count:	30/360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.955% plus accrued interest from June 26, 2026
Gross Spread:	0.150%
Net Proceeds (%):	99.805% plus accrued interest from June 26, 2026
Net Proceeds ($):	$299,415,000 plus accrued interest from June 26, 2026
CUSIP / ISIN:	24422EYP8 / US24422EYP86
Joint Book-Running Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Co-Managers:	ING Financial Markets LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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